June 25, 1998

      QUESTAR PIPELINE TO PURCHASE FOUR CORNERS PIPELINE

SALT LAKE CITY - Questar Pipeline Co., a subsidiary of Questar Corp., (NYSE:STR), today announced its intention to purchase ARCO Pipe Line Company's Line 90 and associated Lines 91 and 92 for $40 million. The pipeline runs approximately 700 miles between northwestern New
Mexico's Paradox Basin and Long Beach, Calif.

     The pipeline was constructed in 1957 to transport crude oil. Questar will seek all necessary approvals, including the Federal Energy Regulatory Commission's (FERC), to convert the lines to transport natural gas. Oil-to-natural gas pipeline conversions have been successful in other parts of the country, and these lines are readily convertible.

     Reconditioning the pipeline, and adding the necessary additional compression, are scheduled to begin as soon as possible and will continue for 18-24 months. Upon completion, the pipeline's capacity will be 120-130 million cubic feet per day.

     "Our long-term strategy is to expand our transmission footprint," said Questar Pipeline President and CEO Nick Rose. "This purchase is a positive step forward in that strategy. The pipeline's location is strategically significant for several reasons. It complements other projects already in progress; it provides access to significant natural gas supplies and markets, and it gives us access to other major interstate pipelines serving the California market. Access to those lines allows us the flexibility of developing service in segments depending on market development," he added.

     "We were underutilizing Line 90 and associated Lines 91 and 92," said Larry Shakley, ARCO Pipe Line Company president, "and the agreement with Questar will be beneficial to all concerned - ARCO, Questar and the California natural gas consumer."

     Questar Corp. is a $1.9 billion integrated energy company based in Salt Lake City. ARCO Pipe Line Co., based in Houston, is a wholly-owned subsidiary of Atlantic Richfield Co. (NYSE:ARC).